UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-13096

Drax Holdings Limited

(Exact name of registrant as specified in its charter)

Drax Power Station, PO Box 3, Selby, North Yorkshire, Y08 8PQ, England
+44 1757 618 381

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

£200,000,000 9.07% Senior Secured Bonds due 2025 (the “Sterling Bonds”)
US$302,400,000 10.41% Senior Secured Bonds due 2020 (the “Dollar Bonds”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☐ ☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☒ ☐ ☐

     Approximate number of holders of record as of the certification or notice date: Approximately 20 holders of the Sterling Bonds are U.S. persons; Approximately 80 holders of the Dollar Bonds are U.S. persons.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Drax Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2003	By:	/s/ Gordon Horsfield

Name: Gordon Horsfield Title: Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

DRAX HOLDINGS LIMITED — (Commission File No. 333-13096) — Certification and Notice on Form 15

December 22, 2003

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

DRAX HOLDINGS LIMITED
(Commission File No. 333-13096)
Certification and Notice on Form 15

Ladies and Gentlemen:

On behalf of Drax Holdings Limited, a company incorporated in the Cayman Islands (the “Company”), we transmit herewith in electronic form for filing with the Securities and Exchange Commission (the “Commission”), pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Rule 12h-3 under the Act and Item 101(a)(1)(iii) of Regulation S-T, the Company’s Certification and Notice on Form 15 dated December 22, 2003 (the “Form 15”), with respect to the Company’s £200,000,000 9.07% Senior Secured Bonds due 2025 (the “Sterling Bonds”) and US$302,400,000 10.41% Senior Secured Bonds due 2020 (the “Dollar Bonds”, and together with the Dollar Bonds, the “Senior Bonds”).

The Company is completing a financial restructuring of its existing debt pursuant to a scheme of arrangement (the “Scheme”) with its creditors under section 425 of the Companies Act 1985 of England and Wales and section 86 of the Companies Law (2003 Revision) of the Cayman Islands. The Scheme has been sanctioned by the Grand Court of the Cayman Islands on December 15, 2003 and the High Court of Justice of England and Wales on December 17, 2003 and will become effective on December 22, 2003 (the “Effective Date”). In addition, the Scheme has been given full force and effect in the United States and made binding and enforceable in accordance with its terms against the Company’s creditors by an order of the United States Bankruptcy Court in the Southern District of New York, dated December 18, 2003, pursuant to section 304 of the Bankruptcy Code. The Scheme provides, amongst other things, that the Senior Bonds will be cancelled on the Effective Date in consideration of the rights of the creditors under the Scheme.

Each of the Sterling Bonds and the Dollar Bonds are held by significantly fewer than 300 U.S. persons (as defined in Regulation S (“Regulation S”) under the Securities Act of 1933, as amended). This is based on forms submitted by account holders (the “Account Holder Letters”) on behalf of holders of the Senior Bonds (the “Senior Bondholders”) pursuant to the terms of the Scheme, in which Senior Bondholders have made certain elections and confirmed certain facts about their eligibility to receive consideration under the Scheme, including whether they are U.S. persons (as defined in Regulation S). As of December 8, 2003, the record date for the Scheme, Account Holder Letters representing approximately 98.3% by value of the Sterling Bonds and 99.8% by value of the Dollar Bonds had been received. These Account Holder Letters indicate that there are approximately 20 holders of Sterling Bonds who are U.S. persons (as defined in

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Regulation S) and approximately 80 holders of Dollar Bonds who are U.S. persons (as defined in Regulation S).

Since each of the Sterling Bonds and the Dollar Bonds are held by significantly fewer than 300 U.S. persons (as defined in Regulation S) and the Senior Bonds are being cancelled on the Effective Date, on behalf of the Company, we hereby notify the Commission by the attached Form 15 of the suspension of the Company’s duty to file reports under section 15(d) of the Act.

Should you have any questions or comments, please call me at (212) 909-6000.

Very truly yours,

/s/ Andrew S. Borodach Andrew S. Borodach

Enclosure

cc:	Angela Padbury Secretary, Drax Holdings Limited

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